UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Hydrogen Engine Center, Inc.

(Name of Issuer)

$0.001 par value Common Stock

(Title of Class of Securities)

448876102

(CUSIP Number)

February 14, 2009 **

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	Date of the most recent required filing.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448876102	Page 2 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Wholesale Realtors Supply
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 1,511,250
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 1,511,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,250
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 448876102	Page 3 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Pearl Elias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 1,511,250
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 1,511,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,250
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 448876102	Page 4 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Robert Elias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 1,511,250
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 1,511,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,250
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 448876102	Page 5 of 10

Item 1(a)	Name of Issuer:

Hydrogen Engine Center, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2502 East Poplar Street, Algona, Iowa 50511

Item 2(a)	Name of Persons Filing:

Wholesale Realtors Supply Pearl Elias Robert Elias

Items 2(b)	Address of Principal Business Office, or, if none, Residence:

P.O. Box 340, Merion Station, PA 19066

Item 2(c)	Citizenship:

Wholesale Realtors Supply, a general partnership with its principal place of business being located at P.O. Box 340, Merion Station, PA 19066. Pearl Elias - United States Robert Elias - United States

Item 2(d)	Title of Class of Securities:

$0.001 par value Common Stock

Item 2(e)	CUSIP Number:

448876102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A. Wholesale Realtors Supply

(a) Amount beneficially owned:

1,511,250 (1)

(b) Percent of class:

5.0% (2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

- 0 -

(ii) Shared power to vote or to direct the vote:

1,511,250 (1)

CUSIP No. 448876102	Page 6 of 10

(iii) Sole power to dispose or to direct the disposition of:

-0-

(iv) Shared power to dispose or to direct the disposition of:

1,511,250 (1)

	B.	Pearl Elias

	(a)	Amount beneficially owned:

1,511,250 (1)

	(b)	Percent of class:

5.0% (2)

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

- 0 -

(ii) Shared power to vote or to direct the vote:

1,511,250 (1)

(iii) Sole power to dispose or to direct the disposition of:

-0-

(iv) Shared power to dispose or to direct the disposition of:

1,511,250 (1)

	C.	Robert Elias

	(a)	Amount beneficially owned:

1,511,250 (1)

	(b)	Percent of class:

5.0% (2)

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

- 0 -

(ii) Shared power to vote or to direct the vote:

1,511,250 (1)

(iii) Sole power to dispose or to direct the disposition of:

-0-

(iv) Shared power to dispose or to direct the disposition of:

1,511,250 (1)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

CUSIP No. 448876102	Page 7 of 10

Item 10.	Certification.

Not Applicable.

Explanatory Notes:

(1) Wholesale Realtors Supply (“Wholesale”) is the record owner of the 1,511,250 shares of common stock set forth in this report. Wholesale is a general partnership with twenty-six partners, each of which is a trust. Pearl Elias and Robert Elias are the sole trustees of each of the trusts and, in that capacity, have the right to act on behalf of each of the trusts and on behalf of Wholesale. As such, Pearl Elias and Robert Elias may be deemed to share the voting and dispositive power over the 1,511,250 shares set forth in this report.

(2) Percentage ownership is based on the issuer having 30,214,902 shares outstanding as set forth in its Form 10-K filed March 31, 2009.

CUSIP No. 448876102	Page 8 of 10

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: July 10, 2009

WHOLESALE REALTORS SUPPLY

By:	/s/ Pearl Elias
Pearl Elias, Trustee of each partner of Wholesale Realtors Supply

By:	/s/ Robert Elias
Robert Elias, Trustee of each partner of Wholesale Realtors Supply

/s/ Pearl Elias
Pearl Elias

/s/ Robert Elias
Robert Elias

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 448876102	Page 9 of 10

EXHIBIT INDEX

EXHIBIT REFERENCE	DESCRIPTION
A	Agreement to Jointly File Schedule 13G

CUSIP No. 448876102	Page 10 of 10

EXHIBIT A

AGREEMENT TO JOINTLY FILE SCHEDULE 13G

AGREEMENT dated as of July 10, 2009 by and among Wholesale Realtors Supply, Pearl Elias and Robert Elias (collectively, the “Reporting Persons”).

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing:

NOW, THEREFORE, the Reporting Persons hereby agree as follows:

1.	The Schedule 13G with respect to Hydrogen Engine Center, Inc., to which this is attached as Exhibit A, is filed on behalf of each of the Reporting Persons.

2.	Each Reporting Person is responsible for the completeness and accuracy of the information concerning such Reporting Person contained therein.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

WHOLESALE REALTORS SUPPLY

By:	/s/ Pearl Elias
Pearl Elias, Trustee of each partner of Wholesale Realtors Supply

By:	/s/ Robert Elias
Robert Elias, Trustee of each partner of Wholesale Realtors Supply

/s/ Pearl Elias
Pearl Elias

/s/ Robert Elias
Robert Elias